Filed Pursuant to Rule 424(b)(1)
Registration No. 333-140227
PROSPECTUS
13,074,610 Shares of Common Stock

5,000,000 Shares Offered by Arcadia Resources, Inc.
8,074,610 Shares Offered by the Selling Security Holders

     This prospectus relates to the public offering of up to 13,074,610 shares of Arcadia Resources, Inc. (the “Company”) Common Stock, $0.001 par value, (“Common Stock”). We may sell up to 5,000,000 shares of our common stock, and the selling security holders named in the prospectus may sell up to 8,074,610 shares of our common stock, from time to time, in one or more offerings. The prices at which we and the selling security holders may sell the Common Stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from sales by the selling security holders, except to the extent that options held by any of them are exercised for cash.
     Our Common Stock is listed on the American Stock Exchange (“AMEX”) under the trading symbol “KAD.” The last reported sale price of our Common Stock on January 24, 2007 was $2.00 per share.
     Please read this prospectus carefully before you invest. Investing in Arcadia Resources, Inc. Common Stock involves risks. See Risk Factors beginning on page 5.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us, the selling security holders or any underwriter. You should rely only on the information contained in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Common Stock offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus is correct as of any time subsequent to the date of this prospectus.
The date of this prospectus is February 8, 2007.

ABOUT THIS PROSPECTUS
          This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”), using a “shelf” registration process. Under this shelf process, we may from time to time offer and sell up to 5,000,000 shares, and the selling security holders may from time to time offer and sell up to 8,074,610 shares of our common stock described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the shares that we and the selling security holders may offer hereunder. The shares may be sold by us or the selling security holders to or through underwriters or dealers or through agents designated from time to time or directly to purchasers. Specific information about the terms of an offering by us will be included in a prospectus supplement relating to each offering of shares. The prospectus supplement may also add, update, or change information included in this prospectus, including, but not limited to, adding additional selling security holders. You should read both this prospectus and the prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”
          You should rely only on the information contained in this prospectus. We have not, and the selling security holders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling security holders are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference in this prospectus are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
     We make no representation to any purchaser of the common stock registered hereby regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice, and you should consult your own legal, business and tax advisors for advice regarding an investment in the common stock offered hereby.
     When used in this prospectus, the terms “Arcadia,” “we”, “our”, and “us” refer to Arcadia Resources, Inc., a Nevada corporation, and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.
WHERE YOU CAN FIND MORE INFORMATION
     Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.
     We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This prospectus does not contain all of the information contained in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.
     Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaResourcesInc.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:
Arcadia Resources, Inc.
26777 Central Park Blvd., Suite 200
Southfield, Michigan 48076
Attention: Corporate Secretary (248) 352-7530

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The following documents, which we have filed with the SEC pursuant to the Exchange Act, are incorporated into this prospectus by reference:
(a) our Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed with the Commission on June 29, 2006;
(b) our Quarterly Report on Form 10-Q for the fiscal quarters ended June 30, 2006 and September 30, 2006, filed with the Commission on August 10, 2006 and November 14, 2006, respectively;
(c) our Current Reports on Form 8-K filed with the Commission on June 19, 2006, June 28, 2006, June 29, 2006, July 6, 2006, July 18, 2006, July 21, 2006, August 10, 2006, August 18, 2006, October 2, 2006, November 15, 2006, December 6, 2006, December 21, 2006, January 4, 2007, January 12, 2007, and January 16, 2007;
(d) our Proxy Statement on Schedule 14A for the Annual and Special Meeting of Shareholders to be held on September 26, 2006, filed on August 28, 2006;
(e) the description of our common stock contained in our Form 8-A filed with the SEC on June 30, 2006, including any amendment or report filed for the purpose of updating that description.
     Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the Commission in accordance with Commission rules and regulations is not incorporated into this Registration Statement and does not constitute a part hereof.
     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the Commission in accordance with Commission rules and regulations) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     Upon written or oral request, we will provide, at no cost, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Inquiries should be directed to:
Arcadia Resources, Inc.
26777 Central Park Blvd., Suite 200
Southfield, Michigan 48076
Attention: Corporate Secretary (248) 352-7530

SUMMARY
     This summary highlights some information contained elsewhere or incorporated by reference in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and the documents incorporated by reference including our financial statements and related notes contained therein, before investing in our Common Stock.
Our Company
          We are a national provider of staffing (medical and non-medical) and home care services (skilled and personal care/support) operating in 26 states through affiliated and Company-owned offices. These businesses, conducted by our Arcadia Services, Inc. subsidiary, provide staffing by both medically-trained personnel and non-medical personnel. The Company’s medical staffing service includes registered nurses, travel nurses, licensed practical nurses, certified nursing assistants, respiratory therapists and medical assistants. The non—medical staffing service includes light industrial, clerical, and technical personnel. The home care services include personal care aides, home care aides, homemakers, companions, physical therapists, occupational therapists, speech pathologists and medical social workers. The Company provides staffing to institutions and facilities as well as providing staffing and other services and products to patients directly in the home. These services are contractually agreed upon with institutional and facilities clients and billed directly to the respective entity or other payor sources as determined and verified prior to the provision of the services.
          We have various products-based businesses including durable medical equipment businesses operating in 11 states through 32 locations as of December 31, 2006, providing oxygen and other respiratory therapy services and home medical equipment that operate under the names of the acquired businesses and will ultimately operate as Arcadia HOME (home oxygen medical equipment). We operate a mail-order pharmacy business located in Kentucky, Arcadia Rx, which serves the patients of all of the Company’s businesses and its own independent patient base. We operate a mail-order home healthcare products catalog and have retail sites within certain mass retailer stores. We recently began operating non-emergency health clinics within certain retail host sites in Michigan, Indiana and Nevada through our subsidiary, Care Clinic, Inc.
     Our principal executive offices are located at 26777 Central Park Blvd., Suite 200, Southfield, Michigan 48076. Our telephone number at that location is (248) 352-7530. We maintain a web site at www.ArcadiaResourcesInc.com. The information contained on or accessible through our web site is not part of this prospectus. Our fiscal year ends March 31.
THE OFFERING

Common stock to be offered by the selling security holders	Up to 8,074,610 shares of Common Stock

Common stock to be offered by us	Up to 5,000,000 shares of Common Stock

Risk Factors	See “Risk Factors” section for a discussion of factors you should carefully consider before deciding to purchase the shares of common stock offered under this prospectus.

Use of proceeds	We will not receive any proceeds from the sale by the selling security holders of the shares covered by this prospectus. We will receive proceeds from the selling security holders if and when the selling security holders exercise on a cash basis options to purchase shares of common stock.

We will receive proceeds from the sale of shares of common stock by us and will use the net proceeds of any such sales for general corporate purposes, including but not limited to working capital, debt repayment, funding internal growth and the Care Clinic, Inc. initiative or other business opportunities.

American Stock Exchange (AMEX) symbol	KAD
     Our Common Stock is quoted on the American Stock Exchange under the symbol “KAD.” The last reported sale price of our Common Stock on January 24, 2007 was $2.00 per share.

FORWARD-LOOKING INFORMATION
     We caution you that certain statements contained in this prospectus (including our documents incorporated herein by reference), or which are otherwise made by us or on our behalf, are forward-looking statements. Also, documents which we subsequently file with the SEC and are incorporated herein by reference will contain forward-looking statements. Forward-looking statements include statements that are predictive in nature and depend upon or refer to future events or conditions. Forward-looking statements include words such as “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “seek” or similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, which may be provided by our management, are also forward-looking statements. In particular, the risk factors included or incorporated by reference in this prospectus describe forward-looking information. The risk factors are not all inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, this prospectus may also describe forward-looking information. Forward-looking statements are based on current expectations and projections about future events. Forward-looking statements are subject to risks, uncertainties, and assumptions about our Company. Forward-looking statements are also based on economic and market factors and the industry in which we do business, among other things. These statements are not guaranties of future performance. All forward-looking statements contained in this prospectus are made only as of the date hereof. We are under no obligation—and we expressly disclaim any such obligation—to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements.
     Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. Important factors that could cause actual results to differ materially include, but are not limited to (1) our ability to compete with our competitors; (2) our ability to obtain additional financing; (3) the ability of our affiliates to effectively market and sell our services and products; (4) our ability to procure product inventory for resale; (5) our ability to recruit and retain temporary workers for placement with our customers; (6) the timely collection of our accounts receivable; (7) our ability to attract and retain key management employees; (8) our ability to timely develop new services and products and enhance existing services and products; (9) our ability to execute and implement our growth strategy; (10) the impact of governmental regulations; (11) marketing risks; (12) our ability maintain listing on a national securities exchange; (13) our ability to adapt to economic, political and regulatory conditions affecting the healthcare industry; and (14) other unforeseen events that may impact our business. These factors are not intended to be exhaustive. Reference should also be made to the factors set forth from time to time in our SEC reports, including but not limited to those set forth in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended March 31, 2006. All forward-looking statements in this report are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

RISK FACTORS
We recently became a public company and have a limited operating history as a public company upon which you can base an investment decision.
The shares of our Common Stock were quoted on the OTC Bulletin Board from August 2, 2002 through June 30, 2006 and began trading on the American Stock Exchange on July 3, 2006. We have a limited operating history as a public company upon which you can make an investment decision, or upon which we can accurately forecast future sales. You should, therefore, consider us subject to all of the business risks associated with a new business. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the formation and initial operations of a new and unproven business.
To finance the acquisition of Arcadia Services and our subsequent acquisitions, the Company incurred significant debt which must be repaid. Our debt level could adversely affect our financial health and affect our ability to run our business, as well as your investment in our Company.
We acquired Arcadia Services and Arcadia Rx on May 10, 2004. We incurred substantial debt to finance the acquisition of Arcadia Services and our subsequent acquisitions. This debt has been reduced periodically through capital infusions. As of September 30, 2006, the current portion of our interest-bearing debt totals approximately $7.4 million, while the long-term portion of our debt totals approximately $33.1 million, for a total of approximately $40.6 million. This level of debt could have consequences to you as a holder of shares. Below are some of the material potential consequences resulting from this amount of debt:
o	We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

o	Our ability to adapt to changing market conditions may be hampered. We may be more vulnerable in a volatile market and at a competitive disadvantage to our competitors that have less debt.

o	Our operating flexibility is more limited due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions and paying dividends.

o	We are subject to the risks that interest rates and our interest expense will increase.

o	Our ability to plan for, or react to, changes in our business is more limited.
Under certain circumstances, we may be able to incur additional indebtedness in the future. If we add new debt, the related risks that we now face could intensify. In order to repay our debt obligations timely and as discussed below, we must maintain adequate cash flow from operations or raise additional capital from equity investment. Cash which we must use to repay these obligations will reduce cash available for purposes, such as payment of operating expenses, investment in new products and services offered by the Company, self-financing of acquisitions to grow the Company’s business, or distribution to our shareholders as a return on investment. Since September 30, 2006 the Company incurred additional debt of approximately $8.6 million and repaid $5.2 million.
Due to our debt level, we may not be able to increase the amount we can draw on our revolving credit facility with Comerica Bank, or to obtain credit from other sources, to fund our future needs for working capital or acquisitions.
There is always the risk that Comerica Bank or other sources of credit may decline to increase the amount we are permitted to draw on the revolving credit facility or to lend additional funds for working capital or acquisition purposes. This development could result in various consequences to the Company, ranging from implementation of cost reductions which could impact our product and service offerings, to the modification or abandonment of our present business strategy.
On May 7, 2004, Arcadia Services and three of its wholly-owned subsidiaries entered into a credit agreement with Comerica Bank. The credit agreement, as amended, provides the borrowers with a revolving credit facility of up to $19 million. The initial advance on May 7, 2004 was $11 million, which was immediately distributed to RKDA, Inc. to fund a portion of the purchase price RKDA paid to acquire the capital stock of Arcadia Services (we acquired RKDA on May 10, 2004 in a merger transaction). All other advances under the credit facility shall be used primarily for working capital or acquisition purposes. The revolving credit facility bears interest at the prime rate, effectively 8.25% at September 30, 2006. The credit agreement provides that advances to the Company will not exceed the lesser of the revolving credit commitment amount or the aggregate principal amount of indebtedness permitted under the advance formula amount at any one time. The advance formula base is 85% of the eligible accounts receivable, plus the lesser of 85% of eligible unbilled accounts. The maturity date is October 1, 2007. Amounts outstanding under this agreement totaled $15.6 million at September 30, 2006.
RKDA granted Comerica Bank a first priority security interest in all of the issued and outstanding capital stock of Arcadia Services. Arcadia Services granted Comerica Bank a first priority security interest in all of its assets. The subsidiaries of Arcadia Services granted the bank security interests in all of their assets. RKDA is restricted from paying dividends to Arcadia Resources, Inc. RKDA executed a guaranty to Comerica Bank for all indebtedness of Arcadia Services and its subsidiaries. Advances under the credit facility bear interest at the prime-based rate (as defined) or the Eurodollar based rate (as defined), at the election of borrowers. Arcadia Services agreed to various financial covenant ratios, to have any person who acquires Arcadia Services’ capital stock to pledge such stock to Comerica Bank, and to customary negative covenants.
On February 18, 2005, Trinity Healthcare of Winston-Salem, Inc. (“Trinity Healthcare”), a wholly-owned subsidiary, entered into a separate credit agreement with Comerica Bank which provides Trinity Healthcare with a revolving credit facility of up to $2.0 million payable upon demand of Comerica Bank, bearing interest at prime + 1/2%, effectively 8.75% at September 30, 2006. The credit agreement provides that advances to Trinity Healthcare will not exceed the lesser of the revolving credit commitment amount or the aggregate principal amount of indebtedness permitted under the advance formula amount at any one time. The advance formula base is 80% of the eligible accounts receivable, subject to Comerica Bank’s adjustment to account for dilution of accounts receivable caused by customer credits, returns, setoffs, etc., plus 30% of eligible inventory. If an event of default occurs, Comerica Bank may, at its option, accelerate the maturity of the debt and exercise its right to foreclose on the issued and outstanding capital stock of Trinity Healthcare and on all of the assets of Trinity Healthcare and its subsidiaries. Any such default and resulting foreclosure would have a material adverse effect on our financial condition. There was $2.0 million outstanding under this agreement at September 30, 2006.
Both Arcadia Services and Trinity Healthcare line of credit agreements were amended in October 2006 to include an over formula advance of $1.0 million in the Arcadia Services credit agreement and increase the credit limit from $2.0 million to $2.5 million in the Trinity Healthcare credit agreement. Trinity Healthcare repaid $500,000 in January 2007.
On May 31, 2005, the Company purchased the membership interests in Rite at Home, LLC, which had an outstanding line of credit agreement with Fifth Third Bank. The Company obtained a new line of credit of up to $750,000, which matures on June 1, 2007. The Company used $436,000 to repay the assumed line of credit and $300,000 was used to fund the acquisition. The outstanding balance under this agreement totaled $613,000 bearing interest at prime +1/2%, effectively 8.75%, at September 30, 2006.
On June 29, 2006, the Company executed a promissory note with Jana Master Fund, Ltd. (“Jana”) for the principal sum of $15 million, payable in full on December 26, 2007. The note bears simple interest at the annual rate equal to the One Year Libor Rate plus seven and one half percent (7.5%) from the date of the note, payable quarterly starting September 30, 2006 until the entire principal balance due has been paid in full. On November 30, 2006, the Company amended and restated the promissory note with Jana in order to increase the principal amount from $15 million to $21 million. The maturity date was extended to January 31, 2008. As of September 30, 2006, the outstanding balance totaled $15 million. In January 2007, the Company repaid $4 million to Jana with proceeds from the sale of equity in late December 2006.
The Company has agreed to various covenants with Jana, the most stringent of which includes a restriction on bonuses to senior executive officers unless the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fiscal year ending March 30, 2007 is greater than $11 million; a restriction on sale/lease back transactions to an aggregate $5 million; a restriction on new senior or pari passu to the debt under the note, if such debt together with such existing debt of the Company and its subsidiaries would exceed $25 million or new debt junior to the debt under the note in an aggregate amount which exceeds $25 million, other than to the extent such junior debt is issued to finance acquisitions in the ordinary course of the Company or its subsidiaries’ business, without Jana’s consent; and a covenant that the Company and its subsidiaries will use 50% of the net cash proceeds from any sale of equity securities in a public or private placement capital raise offering to repay the debt under the note. These conditions may be waived at Jana’s option.
The terms of our Credit Agreements with Comerica Bank subject us to the risk of foreclosure on certain property.
RKDA granted Comerica Bank a first priority security interest in all of the issued and outstanding capital stock of Arcadia Services. Arcadia Services and its subsidiaries granted the bank security interests in all of their assets. The credit agreement provides that the debt will mature on October 1, 2007. If an event of default occurs, Comerica Bank may, at its option, accelerate the maturity of the debt and exercise its right to foreclose on the issued and outstanding capital stock of Arcadia Services and on all of the assets of

Arcadia Services and its subsidiaries. Any such default and resulting foreclosure would have a material adverse effect on our financial condition.
SSAC, LLC, the sole-shareholder of Trinity Healthcare, granted Comerica Bank a first priority security interest in all of the issued and outstanding capital stock of Trinity Healthcare. Trinity Healthcare granted the bank a security interest in all of its assets. The master revolving demand note provides that the debt will mature and is payable upon the demand of Comerica Bank. If an event of default occurs, Comerica Bank may, at its option, accelerate the maturity of the debt and exercise its right to foreclose on the issued and outstanding capital stock of and on all of the assets of Trinity Healthcare. Any such default and resulting foreclosure would have a material adverse effect on our financial condition.
The Company has completed many acquisitions over the past two years. The licensure and credentialing process under the new ownership must be satisfied timely in order to bill and collect for services rendered to beneficiaries of government-based health care programs and other insurance carriers. Cash flow related to these transitions can be impaired sufficient to require additional external financing in the form of debt or equity.
The Company has made several recent acquisitions of durable medical and respiratory equipment businesses, the transitional credentialing of which has taken longer than expected, which has slowed the billing and collections process, resulting in a negative impact to the timing of cash in flows from the respective entities. Management has recently brought additional resources to these efforts and the Company’s experience in these matters has ultimately resulted in the ability to bill and collect for the transitional period in question. In order to subsidize this timing shortfall, the Company is currently seeking additional debt financing for the Products Division (durable medical and respiratory equipment and pharmacy entities) that would collateralize the respective accounts receivable and possibly the related inventories. In the event additional debt financing is not obtained timely, the Company may not be able to meet some of its current obligations timely.
In order to repay our short term debt obligations, as well as to pursue our strategy of growth through acquisitions, we intend to seek equity financing, which could result in dilution to our security holders.
The Company may continue to raise additional financing through the equity markets. Further, because of our potential capital requirements needed to pursue our business plan of growth through limited acquisitions, we may access the public or private equity markets whenever conditions appear to us to be favorable, even if we do not have an immediate need for additional capital at that time. The Company also plans to expand into walk-in medical clinics, as well as to continue to expand product and service offerings in its existing sites. Cash flow from operations is not expected to fund these efforts, and the scope of these plans may be determined by the Company’s ability to generate cash flow or to secure additional new funding. To the extent we access the equity markets, the price at which we sell shares may be lower than the current market prices for our Common Stock. If we obtain financing through the sale of additional equity or convertible debt securities, this could result in dilution to our security holders by increasing the number of shares of outstanding stock. We cannot predict the effect this dilution may have on the price of our Common Stock.
To be able to implement our business plan as currently projected for the retail clinic operations, the Company must raise additional funding which could result in dilution to our security holders or to our holdings in the subsidiaries that hold the clinic operations.
The Company plans to open 31 additional clinics for operation within the next six months in addition to the seven clinics currently in operation. This effort is expected to require $160,000 per site in capital for building, supplying and operating the clinics prior to cash flow breakeven. In the event sufficient capital is not obtained to carry out this plan, the Company will modify its schedule of clinic openings accordingly to accommodate its funding ability.
To the extent we do not successfully raise funds from the equity markets to satisfy short term debt obligations or to finance new acquisitions, we would need to seek debt financing or modify or abandon our growth strategy or product and service offerings.
To the extent that we do not successfully raise funds from the equity markets to satisfy short term debt obligations or to finance new acquisitions, we will need to seek debt financing. In this event, we may need to modify or abandon our strategy to grow through acquisition or may need to eliminate certain product or service offerings, because debt financing is generally at a higher cost than financing through equity investment. Higher financing costs, modification or abandonment of our growth strategy, or the elimination of product or service offerings could negatively impact our profitability and financial position, which in turn could negatively impact the price of our Common Stock and your investment in our Company. Given the Company’s net proceeds from financing activities during the year ended March 31, 2006 and the two quarters ended September 30, 2006, the changes in the Company’s operational and financial position that have occurred during this period, and assuming no material decline in our revenues, management does not presently anticipate that the Company will be unsuccessful in its efforts to raise funds from the equity markets, although there is no guarantee that the Company will in fact successfully raise such funds from equity.
Because the Company is dependent on key management and advisors, the loss of the services or advice of any of these persons could have a material adverse effect on our business and prospects.
The success of the Company is dependent on its ability to attract and retain qualified and experienced management and personnel. The Company anticipates the continued receipt of the services of John E. Elliott, II, Chairman and Chief Executive Officer; and Larry Kuhnert, President and Chief Operating Officer. The loss of the services or advice of these persons could have a material adverse effect on the business and prospects of the Company. We do not presently maintain key person life insurance for any of our personnel. There can be no assurance that the Company will be able to attract and retain key personnel in the future, and the Company’s inability to do so could have a material adverse effect on us. On January 9, 2007, Rebecca R. Irish resigned as the Chief Financial Officer (Principal Financial and Accounting Officer), Secretary and Treasurer of Arcadia Resources, Inc., effective at the close of business on February 8, 2007. The Company has begun a search for a permanent replacement and will announce an interim or permanent appointment before the effective date of her resignation.

A decline in the rate of growth of the staffing and home care industries, or negative growth, could adversely affect us by reducing sales, thereby resulting in less cash being available for the payment of operating expenses, debt obligations and to pursue our strategic plans.
We believe the staffing industry, including both medical and non-medical staffing, is a large and growing market. The growth in medical staffing is being driven by the shrinkage in the number of healthcare professionals at the same time as the demand for their services is increasing. Healthcare providers are increasingly using temporary staffing to manage fluctuations in demand for their services. Growth in non-medical staffing is driven by companies seeking to control personnel costs by increasingly using temporary employees to meet fluctuating personnel needs. Our business strategy is premised on the continued and consistent growth of the staffing and home care industries. A decline in the rate of growth of the staffing and home care industries, or negative growth, could adversely affect us by reducing sales, resulting in lower cash collections. Even if we were to pursue cost reductions in this event, there is a risk that less cash would be available to us to pay operating expenses, in which case we may have to contract our existing businesses by abandoning selected product or service offerings or geographic markets served, as well as to modify or abandon our present business strategy. We could have less cash available to pay our short and long-term debt obligations as they become due, in which event we could default on our obligations. Even if none of these events occurred following a negative change in the growth of the staffing and home care industries, the market for our shares of Common Stock could react negatively to a decline in growth or negative growth of these industries, potentially resulting in the diminished value of our Company’s Common Stock and your investment in the Company.
Sales of certain of our services and products are largely dependent upon payments from governmental programs and private insurance, and cost containment initiatives may reduce our revenues, thereby harming our performance.
We have a number of contractual arrangements with governmental programs and private insurers, although no individual arrangement accounted for more than 10% of our net revenues for the fiscal years ended March 31, 2006, 2005 or 2004. Nevertheless, sales of certain of our services and products are largely dependent upon payments from governmental programs and private insurance, and cost containment initiatives may reduce our revenues, thereby harming our performance. Certain of our competitors may have or may obtain significantly greater financial and marketing resources than us. In addition, relatively few barriers to entry exist in local healthcare markets. As a result, we would encounter increased competition in the future that may increase pricing pressure and limit our ability to maintain or increase our market share for our durable medical equipment, mail order pharmacy and related businesses.
In the U.S., healthcare providers and consumers who purchase durable medical equipment, prescription drug products and related products generally rely on third party payers to reimburse all or part of the cost of the healthcare product. Such third party payers include Medicare, Medicaid and other health insurance and managed care plans. Reimbursement by third party payers may depend on a number of factors, including the payer’s determination that the use of our products is clinically useful and cost-effective, medically necessary and not experimental or investigational. Also, third party payers are increasingly challenging the prices charged for medical products and services. Since reimbursement approval is required from each payer individually, seeking such approvals can be a time consuming and costly process. In the future, this could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payer separately. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third party payers are increasingly attempting to contain the costs of healthcare products and services by limiting both coverage and the level of reimbursement for new and existing products and services. There can be no assurance that third party reimbursement coverage will be available or adequate for any products or services that we develop.
We could be subject to severe fines and possible exclusion from participation in federal and state healthcare programs if we fail to comply with the laws and regulations applicable to our business or if those laws and regulations change.
Certain of the healthcare-related products and services offered by the Company are subject to stringent laws and regulations at both the federal and state levels, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements. Financial relationships between our Company and physicians and other referral sources are subject to governmental regulation. Government officials and the public will continue to debate healthcare reform and regulation. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a material impact on our business and results of operations.
The markets in which the Company operates are highly competitive and the Company may be unable to compete successfully against competitors with greater resources.

The Company competes in markets that are constantly changing, intensely competitive (given low barriers to entry), highly fragmented and subject to dynamic economic conditions. Increased competition is likely to result in price reductions, reduced gross margins, loss of customers, and loss of market share, any of which could harm our net revenue and results of operations. Many of the Company’s competitors and potential competitors relative to the Company’s products and services in the areas of durable medical equipment, and oxygen and respiratory services, have more capital, substantial marketing, and technical resources and expertise in specialized financial services than does the Company. These competitors include: on-line marketers, national wholesalers, and national and regional distributors. Further, the Company may face a significant competitive challenge from alliances entered into between and among its competitors, major HMOs or chain drugstores, as well as from larger competitors created through industry consolidation. These potential competitors may be able to respond more quickly than the Company to emerging market changes or changes in customer needs.
We may not be able to successfully integrate acquired businesses, which could result in our failure to increase revenues or to avoid duplication of costs among acquired businesses, thereby adversely affecting our financial results and profitability.
The successful integration of an acquired business is dependent on various factors including the size of the acquired business, the assets and liabilities of the acquired business, the complexity of system conversions, the scheduling of multiple acquisitions in a given geographic area and management’s execution of the integration plan. Our business plan is premised on increasing our revenues by leveraging the strengths of our staffing and home care network to cross sell our other products and services. Our business plan is also premised on avoiding duplication of cost among our existing and acquired businesses where possible. If we fail to successfully integrate in these key areas, our Company’s financial results and profitability will be adversely affected, due to the failure to capitalize on the economies of scale presented by spreading our cost structure over a wider revenue base.
The failure to implement the Company’s business strategy may result in our inability to be profitable and adversely impact your investment in our Company.
We anticipate that the Company will continue to pursue an aggressive internal growth strategy, which will depend, in large part, upon our ability to develop and expand the Company’s businesses. We anticipate considering growth by acquisition of existing businesses, depending on the Company’s ability to raise sufficient capital or debt financing to complete any acquisitions. Acquisitions involve a number of risks, including the diversion of management’s attention, issues related to the assimilation of the operations and personnel of the acquired businesses, and potential adverse effects on operating results, unforeseen liabilities and increased administrative expenses. We believe that the failure to implement an aggressive growth strategy, as well as a failure to successfully integrate acquired businesses, may result in our inability to be profitable, because our business plan is premised on, among other things, capitalizing on the economies of scale presented by spreading our cost structure over a wider revenue base. Our inability to achieve profitability could adversely impact your investment in our Company.
We cannot predict the impact that the registration of the shares may have on the price of the Company’s shares of Common Stock and the value of your investment in our Company.
We cannot predict the effect, if any, that sales of, or the availability for sale of, shares of our Common Stock by the selling security holders pursuant to this or any other prospectus or otherwise will have on the market price of our securities prevailing from time to time. The possibility that substantial amounts of our Common Stock might enter the public market could adversely affect the prevailing market price of our Common Stock and could impair our ability fund acquisitions or to raise capital in the future through the sales of securities. Sales of substantial amounts of our securities, including shares issued upon the exercise of options or warrants, or the perception that such sales could occur, could adversely effect prevailing market prices for our securities.
Ownership of our stock is concentrated in a small group of security holders who may exercise substantial control over our actions to the detriment of our other security holders.
There are five shareholders of the Company, after elimination of duplication due to attribution resulting from application of the beneficial ownership provisions of the Securities Exchange Act of 1934, as amended, including John E. Elliott II and Lawrence R. Kuhnert, who are beneficial owners of 5% or more of the Company’s shares of Common Stock outstanding as of December 31, 2006. These shareholders collectively own 63% of our shares of Common Stock outstanding as of December 31, 2006. This concentrated ownership of our Common Stock gives a few security holders the ability to control our Company and the direction of our business as to matters requiring shareholder approval, such as mergers, certain acquisitions, asset sales and other significant corporation transactions. This concentrated ownership may prevent other shareholders from influencing the election of directors and other significant corporate decisions, to the extent that these five shareholders vote their shares of Common Stock together.

The price of our Common Stock has been, and will likely continue to be, volatile, which could diminish your ability to recoup your investment, or to earn a return on your investment, in our Company.
The market price of our Common Stock, like that of the securities of many other companies with limited operating history and public float, has fluctuated over a wide range and it is likely that the price of our Common Stock will fluctuate in the future. From August 2, 2002 through the period ended December 31, 2006, the closing price of our Common Stock, as quoted by the OTC Bulletin Board, has fluctuated from a low of $0.10 during the six months ended March 31, 2003 to a high of $4.20 during the nine months transitional period ended September 30, 2002. During the year ended March 31, 2005, which period includes the May 10, 2004 effective date of the RKDA Merger, the closing price of our Common Stock, as quoted by the OTC Bulletin Board, has fluctuated from a low of $0.39 to a high of $2.00. During the year ended March 31, 2006, the closing price of our Common Stock, as quoted by the OTC Bulletin Board, has fluctuated from a low of $1.74 to a high of $3.53. On January 24, 2007, the average of the high and low sales prices of our Common Stock was $2.03 per share as reported on the American Stock Exchange (AMEX). The Company’s Common Stock commenced trading on the AMEX on July 3, 2006. Slow demand for our Common Stock has resulted in limited liquidity, and you may find it difficult to dispose of the Company’s securities. Due to the volatility of the price our Common Stock, you may be unable to resell your shares of our Common Stock at or above the price you paid for them, thereby exposing you to the risk that you may not recoup your investment in our Company or earn a return on your investment. In the past, securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. If we are the target of similar litigation in the future, our Company would be exposed to incurring significant litigation costs. This would also divert management’s attention and resources, all of which could substantially harm our business and results of operations.
Your resale of any securities you acquire may be limited and affected by state blue-sky laws, which could adversely affect the price of our securities and your investment in our Company.
Under the securities laws of some states, shares of common stock and warrants can be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, warrants and shares of common stock may not be sold unless these shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with. The requirement of a seller to comply with the requirements of state blue sky laws may lead to delay or inability of a holder of our securities to dispose of such securities, thereby causing an adverse effect on the resale price of our securities and your investment in our Company.
The issuance of our preferred stock could materially impact the price of Common Stock and the rights of holders of our Common Stock.
The Company is authorized to issue 5,000,000 shares of serial preferred stock, par value $0.001. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Company’s Board of Directors. Except as otherwise provided in the Company’s Articles of Incorporation, the Board of Directors has authority to fix by resolution adopted before the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative participating, optional and other rights, and the qualifications, limitations, and restrictions. The issuance of our preferred stock could materially impact the price of Common Stock and the rights of holders of our Common Stock, including voting rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of our Company, despite such change of control being in the best interest of the holders of our shares of Common Stock. The existence of authorized but unissued preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
The exercise of common stock warrants may depress our stock price and may result in dilution to our Common Security holders.
A total of approximately 24.7 million warrants to purchase approximately 24.7 million shares of our Common Stock are issued and outstanding as of December 31, 2006. The market price of our Common Stock is above the exercise price of some of the outstanding warrants; therefore, holders of those securities are likely to exercise their warrants and sell the Common Stock acquired upon exercise of such warrants in the open market. Sales of a substantial number of shares of our Common Stock in the public market by holders of warrants may depress the prevailing market price for our Common Stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding warrants exercise those warrants, our common security holders will incur dilution. The exercise price of all common stock warrants, including Classes A, B-1 and B-2 Warrants, is subject to adjustment upon stock dividends, splits and combinations, as well as certain anti-dilution adjustments as set forth in the respective common stock warrants.
We have granted stock options to certain management employees and directors as compensation which may depress our stock price and result in dilution to our common security holders.
As of December 31, 2006, options to purchase approximately 9.5 million shares of our Common Stock were issued and outstanding. On August 18, 2006, the Board of Directors approved the Arcadia Resources, Inc. 2006 Equity Incentive Plan (the “Plan”), which was subsequently approved by the security holders on September 26, 2006. The Plan allows for the granting of additional incentive stock options, non-qualified stock options, stock appreciation rights and restricted shares up to 5 million shares (2.5% of the Company’s authorized shares of common stock as of the date the Plan was approved). The market price of our Common Stock is above the exercise price of some of the outstanding options; therefore, holders of those securities are likely to exercise their options and sell the Common Stock acquired upon exercise of such options in the open market. Sales of a substantial number of shares of our Common Stock in the public market by holders of options may depress the prevailing market price for our Common Stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding options exercise those options, our common security holders will incur dilution. The exercise price of all common stock options is subject to adjustment upon stock dividends, splits and combinations, as well as anti-dilution adjustments as set forth in the option agreement.
We are dependent on our affiliated agencies and our internal sales force to sell our services and products, the loss of which could adversely affect our business.
We largely rely upon our affiliated agencies to sell our staffing and home care services and on our internal sales force to sell our durable medical equipment and pharmacy products. Arcadia Services’ affiliated agencies are owner-operated businesses. The office locations maintained by our affiliated agencies are listed on our Company’s website. The primary responsibilities of Arcadia Services’ affiliated agencies include the recruitment and training of field staff employed by Arcadia Services and generating and maintaining sales to Arcadia Services’ customers. The arrangements with affiliated agencies are formalized through a standard contractual agreement, which state performance requirements of the affiliated agencies. Our affiliated agencies and internal sales force operate in particular defined geographic regions. Our employees provide the services to our customers and the affiliated agents and internal sales force are restricted by non-competition agreements. In the event of loss of our affiliated agents or internal sales force personnel, we would recruit new sales and marketing personnel and/or affiliated agents which could cause our operating costs to increase and our sales to fall in the interim.
Our ability to recruit and retain a majority of independent directors may affect our ability to be listed on a national securities exchange or quotation system.
Our limited operating history as a public company may make it difficult to attract and retain qualified directors who satisfy the independence standards as defined by the Sarbanes-Oxley Act of 2002 and listing standards. On June 22, 2006, the American Stock Exchange (AMEX) approved the Company’s application for listing its common shares on the AMEX, and trading commenced on the AMEX on Monday, July 3, 2006. We are subject to the AMEX listing standards, which include a requirement that the Board of Directors consist of a majority of directors who are independent as defined by the Sarbanes-Oxley Act of 2002 and as defined by listing standards, and that the audit committee of the Board of Directors must consist of at least three members, all of whom are independent. Similarly, the compensation and nominating committees of the Board of Directors must consist of independent directors. Our Board presently consists of five directors, three of whom have been determined by the Board to be independent as defined by the Sarbanes-Oxley Act of 2002 and AMEX listing standards. At the Company’s annual meeting held in September 2006, one of our independent directors was elected to a term of three years and two of our independent directors were elected to terms of one year each.
Several anti-takeover measures under Nevada law could delay or prevent a change of our control, despite such change of control being in the best interest of the holders of our shares of Common Stock.
Several anti-takeover measures under Nevada law, which are described below, could delay or prevent a change of our control, despite such change of control being in the best interest of the holders of our shares of Common Stock. This could make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This could negatively impact the value of your investment in our Company, by discouraging a potential suitor who may otherwise be willing to offer a premium for your shares of the Company’s common stock.

USE OF PROCEEDS
     We expect to use the net proceeds from the sale of any shares of our common stock by us, or the issuance of such shares as consideration in any transaction, for general corporate purposes, including, but not limited to, working capital and capital expenditures to fund internal growth, debt repayment, funding the initial investment in and operations of Care Clinic, Inc., and other potential business opportunities.
     We will not receive any proceeds from the sale of shares of our common stock by the selling security holders, except to the extent that the selling security holders exercise for cash options to purchase shares of common stock. The selling security holders will pay any underwriting discounts and commissions and expenses incurred by the selling security holders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling security holders in connection with sales by them. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants.
DESCRIPTION OF CAPITAL STOCK
          The Company is authorized to issue 200,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of serial preferred stock, par value $0.001.
     Voting. Except as otherwise required by law or our certificate of incorporation, including any certificate of designations for a series of preferred stock, each holder of Common Stock shall have one vote in respect of each share of stock held by him or her of record on the books of the corporation for the election of directors and on all matters submitted to a vote of our security holders. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be the act of the security holders and shall decide any question brought before such meeting, unless according to the certificate of incorporation or by-laws a greater vote is required.
     Dividends. Subject to the preferential rights of the preferred stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the board of directors, out of our assets which are by law available for dividends, dividends payable in cash, property or shares of capital stock.
     Dissolution, Liquidation or Winding Up. In the event of any dissolution, liquidation or winding up of our affairs, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the preferred stock, holders of Common Stock shall be entitled, unless otherwise provided by law or our certificate of incorporation, including any certificate of designations for a series of preferred stock, to receive all of our remaining assets of whatever kind available for distribution to security holders ratably in proportion to the number of shares of Common Stock held by them respectively.
     Other Rights and Restrictions. The outstanding shares of our Common Stock are validly issued, fully paid and nonassessable. Holders of our Common Stock do not have preemptive rights (except as described below), and they have no right to convert their Common Stock into any other securities. Our Common Stock is not subject to redemption by us. The rights, preferences and privileges of common security holders are subject to the rights of the security holders of any series of preferred stock that are issued and outstanding or that we may issue in the future. Upon surrender to us or our transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be our duty to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon our books. Our board of directors is authorized to set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose. We are subject to Sections 78.411 et seq. of the Nevada Revised Statutes regarding business combinations with interested security holders.
          Preemptive Rights. On May 4, 2004, the Company’s security holders voted to amend the Articles of Incorporation to make it clear that the Company’s security holders do not have any preemptive rights arising pursuant to Sections 78.265 and 78.267 of the Nevada Revised Statutes. Preemptive rights are the rights of existing security holders, subject to various exemptions, to subscribe for new shares of capital stock to be issued by a company increasing its issued shares, in preference to persons who are not security holders. In connection with the merger acquisition of RKDA, Inc. effective May 10, 2004, John E. Elliott, II and Lawrence R. Kuhnert were granted preemptive rights for a period of three years beginning May 7, 2004 to acquire, at fair market value, additional shares of Common Stock of the Company to maintain their percentage ownership of the Company, except they were not granted preemptive rights relative to Common Stock issuable on the exercise of stock options and warrants issued before May 7, 2004 or Common Stock and Class A Warrants issued in the Company’s private placement offering which closed on May 27, 2004.
          Preferred Stock. The Company is authorized to issue 5,000,000 shares of serial preferred stock, par value $0.001. Shares of the Company’s serial preferred stock are not being registered herein. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Company’s Board of Directors. Each series shall be distinctly designated. All shares of any one series of the preferred stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences, participating, optional and other rights of each such series and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Except as otherwise provided in the Company’s Articles of Incorporation, the Board of Directors has authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative participating, optional and other rights, and the qualifications, limitations, and restrictions thereof, if any, of such series.
          Warrants. We have issued and outstanding, as of January 15, 2007, the following classes of warrants:

Class of Warrants	A	B-1	B-2
Description of Warrants	6,185,071 Class A Warrants to purchase up to 6,185,071 shares of Common Stock.	13,777,777 Class B-1 Warrants to purchase up to 13,777,777 shares of Common Stock.	4,711,110 Class B-2 Warrants to purchase up to 4,711,110 shares of Common Stock.

Exercise Price	Each Class A Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $0.50 per share.	Each Class B-1 Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $0.001 per share.	Each Class B-2 Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $2.25 per share.

Exercise Period	Any time within seven years from the date of issuance to the original holder on May 10, 2005. Class A Warrants not exercised by then shall expire.	Any time within seven years from the date of issuance to the original holder September 16, 2005. Class B-1 Warrants not exercised by then shall expire.	Any time within seven years from the date of issuance to the original holder September 16, 2005. Class B-2 Warrants not exercised by then shall expire.
          Options. We have issued and outstanding, as of January 15, 2007, options to purchase approximately 9.5 million shares of our Common Stock, all of which have been issued to directors and employees of the Company and are exercisable at specified prices, subject to specified vesting periods and expiration dates. On August 18, 2006, the Board of Directors approved the Arcadia Resources, Inc. 2006 Equity Incentive Plan (the “Plan”), which was subsequently approved by the security holders on September 26, 2006. The Plan allows for the granting of additional incentive stock options, non-qualified stock options, stock appreciation rights and restricted shares up to 5 million shares (2.5% of the Company’s authorized shares of common stock as of the date the Plan was approved).
          Transfer Agent and Registrar. The transfer agent and registrar for our common stock is National City Bank.
Anti-Takeover Effects of Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
          The following discussion concerns certain provisions of Nevada law, our amended and restated certificate of incorporation and our amended and restated bylaws that could be viewed as having the effect of discouraging or delaying an attempt to obtain control of our Company.
Nevada Law
     Sections 78.378 et seq. of the Nevada Revised Statutes govern the acquisition of a controlling interest. This law provides generally that any person or entity that acquires twenty (20%) percent or more of the outstanding voting shares of a Nevada issuing corporation obtains voting rights in the acquired shares as conferred by a resolution of the security holders of the corporation, approved at a special or annual meeting of the security holders. The articles of incorporation or bylaws of a corporation, however, may provide that these provisions do not apply to the corporation or to an acquisition of a controlling interest. On May 4, 2004, our Board of Directors adopted an amendment to our Bylaws providing that the provisions of Nevada Revised Statutes Sections 78.378 et seq. do not apply to an acquisition of a controlling interest of shares owned, directly or indirectly, whether of record or not, now or at any time in the future, by John E. Elliott, II, Lawrence R. Kuhnert or any of the persons referenced therein. All other persons or entities, however, remain subject to Sections 78.378 et seq. of the Nevada Revised Statutes to the extent applicable, unless our articles of incorporation or bylaws are amended to exempt such persons or entities from these statutory anti-takeover provisions.
Sections 78.411 et seq. of the Nevada Revised Statutes govern combinations with interested security holders. These provisions may have an effect of delaying or making it more difficult to effect a change in control of the Company. These provisions preclude an interested security holder (i.e., the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of a corporation, or an affiliate or association thereof) and a resident, domestic Nevada corporation from entering into a combination (e.g., a merger, sale, lease, exchange, etc.) unless certain conditions are met. The provisions generally preclude a resident, domestic corporation from engaging in any combination with an interested security holder for three years after the date that the person first became an interested security holder unless the combination or the transaction by which the person first became an interested security holder is approved by the board of directors before the person first became an interested security holder. If approval is not obtained, then after the expiration of the three-year period the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by the disinterested security holders, or if the consideration to be paid by the interested security holder exceeds certain thresholds set forth in the statute. We are subject to Sections 78.411 et seq. of the Nevada Revised Statutes.
In addition, Sections 92A.300 et seq. of the Nevada Revised Statutes create a right of appraisal for dissenting stockholders. These sections allow stockholders to dissent from certain corporate actions (e.g., certain conversions, mergers, and exchanges), and obtain payment for the fair value of their shares. This right of appraisal could discourage an attempt to take control of our Company by means of any of those corporate actions entitling the stockholders to appraisal rights.
     Amended and Restated Articles of Incorporation and Bylaws
     Preferred Stock. Our amended and restated articles of incorporation provide that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our security holders unless our board of directors believes that approval is advisable or is required by the rules of the American Stock Exchange or by Nevada law. This could enable our board of directors to issue shares to persons friendly to current management which would protect the continuity of our management and render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our Company.
     Board of Directors. Our directors, other than those who may be the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, are classified into three classes, as nearly equal in number as possible, with staggered three-year terms: Class A, whose term will expire at our annual meeting of security holders in 2009, Class B, whose term will expire at our annual meeting of security holders in 2008, and Class C, whose term will expire at our annual meeting of security holders in 2007. Each of our directors is to hold the office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of security holders after their election. Each director holds office until his successor is duly elected and qualified.
     Our amended and restated bylaws provide that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the stockholders at any regular or special meeting, or at any adjourned meeting, or by the affirmative vote of a majority of the remaining directors. Any director so elected will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor has been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.

     These provisions would preclude a third party from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board of directors provisions described above, absent director removals for cause, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions would discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our Company.
     Amendments. Under Section 78.390 of the Nevada Revised Statutes, the affirmative vote of the holders of at least a majority of the voting power is required to amend provisions of our certificate of incorporation relating to security holder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by security holders; the filling of vacancies on our board of directors; and the removal of directors. Our amended and restated bylaws further provide that provisions of our amended and restated bylaws may be amended only by the affirmative vote of the whole board of directors or by the affirmative vote, or a consent in writing, of the holders of at least a majority of the issued and outstanding capital stock.
Limitation on Liability and Indemnification of Officers and Directors
     Under Section 78.7502 of the Nevada Revised Statutes, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our amended and restated articles of incorporation provide that no director or officer of the Company shall be personally liable to the Company or any of its security holders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The articles further provide that any repeal or modification of the articles shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Company for acts or omissions prior to such repeal or modification. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Nevada law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
     We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the costs of defense, settlement or payment of a judgment under some circumstances.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DILUTION
          The net tangible book value of our common stock on September 30, 2006 was a deficit of approximately ($1.076) million, or approximately a deficit of ($0.0108) per share. When adjusted for the effects of the private placement sale on December 28, 2006 of approximately 5 million shares of our common stock for an aggregate purchase price of approximately $10 million to two of the selling security holders listed in this prospectus, the net tangible book value of our common stock was approximately $8.924 million, or approximately $0.0850 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock, payment of dividends and exercise of warrants or options, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase. The Company currently has no preferred stock outstanding. Since we will not receive any of the proceeds from the sale of common stock sold by the selling security holders under this prospectus, the net tangible book value of our common stock will not be increased as a result of such sales nor will the number of shares outstanding be affected by such sales.
          If you invest in our common stock in an offering of shares of common stock by us, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock in an offering under this prospectus and the net tangible book value per share of our common stock after the offering. We will set forth in a prospectus supplement the following information regarding any material dilution of the equity interest of investors purchasing common stock in an offering by us under this prospectus:
•	the net tangible book value per share of our common stock before and after the offering;

•	the amount of the increase in such net tangible book value per share attributable to the cash payments made by investors purchasing in the offering; and

•	the amount of the immediate dilution from the public offering price to such investors.

SELLING SECURITY HOLDERS
     Except as otherwise noted below in the table of selling security holders, the selling security holders identified in this prospectus acquired shares of common stock in private placement transactions exempt from registration on the basis of Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D as applicable.
     On December 28, 2006, we closed a private placement transaction with Capital Research and Management Company, on behalf of SMALLCAP World Fund, Inc., and American Funds Insurance Series, Global Small Capitalization Fund, for the purchase of 4,999,999 shares of our common stock for an aggregate price of $9,999,998. On November 10, 2006, we agreed to issue 300,000 shares of common stock valued at $921,000 to Amir Bacchus, Sherif Abdou, and The Shemano Group, Inc. as consideration for the purchase of a majority of the limited liability company interests of Pinnacle Easy Care, LLC. On August 25, 2006, the Company agreed to issue an aggregate of 472,072 shares of common stock to the selling shareholders of Lovell Medical Supply, a North Carolina corporation, as payment of $1.2 million of the purchase price of the acquisition. On July 12, 2006, the Company acquired substantially all of the assets and assumed certain liabilities of Alliance Oxygen and Medical Equipment, Inc. and agreed to issue 2,136,280 shares of its common stock, valued at $5.8 million, to be held in escrow subject to release or forfeiture based on financial performance over the 48 month period following closing. On July 21, 2006, the Company agreed to issue 60,000 shares of common stock, valued at $150,000 to Sandgrain Securities, Inc. in consideration of placement agent services furnished, which Sandgrain elected to receive as payment in shares of common stock.
     The Company agreed on August 4, 2006 to issue to the Company’s three independent directors options to purchase an aggregate of 18,026 shares of the Company’s common stock, at an exercise price of $2.92 per share, per the terms of the existing director compensation agreements as a retainer for Board and Committee service from July 1, 2006 through September 30, 2006. The Company agreed on August 4, 2006 to issue an aggregate of 1,938 shares of common stock to the independent directors for Board and Audit Committee meeting attendance through August 4, 2006, per the terms of the existing director compensation agreements. The Company agreed on January 23, 2007 to issue to the independent directors options to purchase an aggregate of 72,091 shares of the Company’s common stock, at an exercise price of $2.92 per share, per the terms of the existing director compensation agreements as a retainer for Board and Committee service from October 1, 2006 through September 30, 2007.
     Under the terms of existing director compensation agreements, Directors Brusca and Nekoranec are compensated for service on the Board of Directors and the Audit Committee by an annual retainer of $25,000, payable at the individual’s election in cash, options to purchase shares of the Company’s common stock or combination thereof, $1,000 per each Board meeting attended and $500 per each Audit Committee meeting attended, payable in shares of common stock, and the payment of reasonable expenses incurred in connection with Board and Committee service. Mr. Thornton is subject to the same compensation arrangement, with the addition of $15,000 to his annual retainer for service as chairman of the Audit Committee, which he elected to receive in options to purchase shares of common stock. The number of shares issuable upon the exercise of all options are determined utilizing the Black–Scholes method, with the exercise price determined at the closing price of the Company’s common stock on the award date. The options are exercisable for seven years, with a pro rata portion of the options granted subject to termination in the event Board service ends, in specified circumstances, before completion of an annual term.
     The following table lists the selling security holders holding shares of our common stock:

					Number of Shares Owned by Selling
					Security Holder After the Offering,
Name of Selling Security Holder,	Shares Beneficially				Assuming the sale of all Shares
Position, Office or Material	Owned Prior to Offering		Shares of Common		of the Common Stock Offered
Relationship	Number	Percentage	Stock to be Offered		Number	Percent
SMALLCAP World Fund Inc.	3,749,999	3.57%	3,749,999	(1)	0	0
American Funds Insurance Series, Global Small Capitalization Fund	1,250,000	1.18%	1,250,000	(2)	0	0
Alliance Oxygen & Medical Equipment, Inc.*	2,136,280	2.02%	2,136,280	(3)	0	0
Byrd, Herbert Darian**	59,009	*	59,009		0	0
Lovell, Jerry B.**	59,009	*	59,009		0	0
Martinat, Donald H. III**	59,009	*	59,009		0	0
Martinat, Kathyrn**	59,009	*	59,009		0	0
Arrington, William H.**	59,009	*	59,009		0	0
Arrington, Imogene S.**	59,009	*	59,009		0	0
Strickland, Randall**	59,009	*	59,009		0	0
Strickland, Tonda**	59,009	*	59,009		0	0

					Number of Shares Owned by Selling
					Security Holder After the Offering,
Name of Selling Security Holder,	Shares Beneficially				Assuming the sale of all Shares
Position, Office or Material	Owned Prior to Offering		Shares of Common		of the Common Stock Offered
Relationship	Number	Percentage	Stock to be Offered		Number	Percent
Bacchus, Amir	100,000	*	100,000		0	0
Abdou, Sherif	100,000	*	100,000		0	0
Shemano, Gary****	60,000	*	60,000		0	0
Davis, Howard****	20,000	*	20,000		0	0
Makowka, Leonard****	20,000	*	20,000		0	0
Sandgrain Securities, Inc.	31,100	*	11,100	(4)	20,000	*
Lerner, David***	742,646	*	34,900		707,746	*
Ninan, Shajan K.***	24,105	*	9,000		15,105	*
Lotvin, Nanci***	2,500	*	2,500		0	0
Novak, Evan***	2,500	*	2,500		0	0
Busbee, Carrie G.	6,250	*	6,250		0	0
Sabbagh, Abraham	18,700	*	3,000		15,700	*
Thornton, John T., Director	133,508	*	49,230	(5)	84,278	*
Brusca, Peter Anthony, Director	17,036	*	17,036	(6)	0	*
Nekoranec, Anna Maria, Director	30,743	*	30,743	(7)	0	*

TOTAL	8,917,439	8.45%	8,074,610		842,829	*

(1)	SMALLCAP World Fund Inc. is an investment company, registered under the Investment Company Act of 1940. Capital Research and Management Company (“Capital Research”) serves as investment adviser to SMALLCAP World Fund Inc. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research may be deemed to be the beneficial owner of all of the shares listed above; however, Capital Research expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research is an investment adviser registered under the Investment Advisers Act of 1940. Shares are held by Clipperbay & Co. as nominee for SMALLCAP World Fund Inc.

(2)	American Funds Insurance Series, Global Small Capitalization Fund is an investment company, registered under the Investment Company Act of 1940. Capital Research and Management Company (“Capital Research”) serves as investment adviser to American Funds Insurance Series, Global Small Capitalization Fund. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research may be deemed to be the beneficial owner of all of the shares listed above; however, Capital Research expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research is an investment adviser registered under the Investment Advisers Act of 1940. Shares are held by Piping & Co. as nominee for American Funds Insurance Series, Global Small Capitalization Fund.

(3)	Timothy Beach and Stuart Christensen have voting control and investment decision control over the securities held by the selling security holder.

(4)	Peter Grassell, President, has voting control and investment decision control over the securities held by the selling security holder.

(5)	Includes 46,512 shares of Common Stock issuable upon the exercise of options to purchase Common Stock. Includes 1,858 shares issued under the Company’s 2006 Equity Incentive Plan as payment for Board and Audit Committee meeting attendance.

(6)	Includes 14,535 shares of Common Stock issuable upon the exercise of options to purchase Common Stock. Includes 1,858 shares issued under the Company’s 2006 Equity Incentive Plan as payment for Board and Audit Committee meeting attendance.

(7)	Includes 29,070 shares of Common Stock issuable upon the exercise of options to purchase Common Stock. Includes 1,238 shares issued under the Company’s 2006 Equity Incentive Plan as payment for Board and Audit Committee meeting attendance.

*	Less than 1%.

**	Selling shareholder of Lovell Medical Supply, a North Carolina corporation.

***	Employee/affiliate of Sandgrain Securities, Inc. a registered broker dealer, who, with respect to the securities he or she may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.
****	Employee/affiliate of The Shemano Group, Inc., a registered broker dealer, who, with respect to the securities he or she may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

     The preceding table lists certain information, to our knowledge, with respect to the selling security holders as of January 15, 2007 follows: (i) each selling security holder’s name, (ii) the number of outstanding shares of Common Stock beneficially owned by the selling security holders prior to this offering (including all of the shares issuable upon exercise of Warrants held by such shareholder and Common Stock purchase options, if any); (iii) the number of shares of Common Stock to be beneficially owned by each selling security holder after the completion of this offering, assuming the sale of all of the shares of the Common Stock offered by each selling security holder; and (iv) if one percent or more, the percentage of outstanding shares of Common Stock to be beneficially owned by each selling security holder after the completion of this offering assuming the conversion and sale of all of the shares of the Common Stock offered by each selling security holder. Except as noted, none of the selling security holders have had any position, office, or other material relationship with the Company or any of the Company’s Predecessors or affiliates within the past three years. The selling security holders may sell all, some, or none of their shares in this offering. See Plan of Distribution, below. For this reason, the amount or percentage of these shares of Common Stock that will be held by the selling security holders following the offering is unknown, except that for purposes of the tables set forth above, we assume that each selling security holder will sell all shares of Common Stock offered by each selling security holder, except as indicated otherwise.
     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling security holder has the right to acquire beneficial ownership through the exercise or conversion of any stock option, warrant, preferred stock or other right within 60 days of January 15, 2007. Percentages are based on 105,557,666 shares of our common stock outstanding as of January 15, 2007. Notwithstanding the foregoing, the table listed above does not identify a selling security holder as the beneficial owner of shares held by another selling security holder listed in the table. Unless otherwise indicated above, to our knowledge, all selling security holders named in the table have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law and except to the extent that such voting power held by the selling security holders is subject to the terms of the Voting Agreement. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling security holder named above.
          Sandgrain Securities, Inc. is the only selling security holder registered with the Commission as a broker dealer.

PLAN OF DISTRIBUTION
          We are registering 5,000,000 shares of Common Stock to be sold by the Company under a “shelf” registration process. If we use underwriters for a sale of shares of our Common Stock, the underwriters will acquire the shares for their own account. The underwriters may resell the shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the shares offered if they purchase any of the shares. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.
In addition, we are registering 8,074,610 shares of Common Stock on behalf of the selling security holders identified in this prospectus. The selling security holders will act independently of us in making decisions with respect to the timing, manner, and size of each sale of the Common Stock covered by this prospectus. Sales of shares may be made from time to time by selling security holders, including their respective donees, transferees, pledges or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. The Company has registered these securities pursuant to its obligations under registration rights agreements. The Company agreed to such registration rights to improve the liquidity of the securities being sold.
          The distribution of shares of Common Stock by the selling security holders is not subject to any underwriting agreement. The selling security holders may, from time to time, sell all or a portion of the shares of Common Stock on any market upon which the Common Stock may be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at varying prices determined at the time of sale, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling security holders are not obligated to sell any of their shares of our Common Stock.
          The shares of our Common Stock may be sold, by us or by the selling shareholders, by one or more of the following methods, without limitation:
o	A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

o	Purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

o	Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o	Through options, swaps or derivatives;

o	Privately negotiated transactions;

o	In making short sales or in transactions to cover short sales;

o	In transactions on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

o	Put or call option transactions relating to the securities;

o	Through other types of transactions; and

o	A combination of any of the above-listed methods of sale.
          In addition to distribution as outlined above, the holders of our Common Stock may sell the shares of Common Stock pursuant to Rule 144 or any other available exemption from registration under the Securities Act of 1933, as amended.
          Upon being notified by a selling security holder at the time a particular offering of securities is made, a prospectus supplement, if required pursuant to Rule 424(b) of the Securities Act of 1933, as amended, will be filed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the securities offered hereby.
     The selling security holders may effect these transactions by selling directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
     The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).
          Any of the selling security holders and any other broker-dealers that act in connection with the sale of shares of Common Stock offered under this prospectus may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and any commissions received by these broker-dealers or any profit on the resale of the shares of Common Stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended. We have agreed to indemnify certain selling security holders, and certain selling security holders have agreed (severally and not jointly) to indemnify us, against certain liabilities in connection with the offering of the shares of Common Stock, including liabilities under the Securities Act of 1933, as amended. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Common Stock by the selling security holders against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.
     The selling security holders are subject to the prospectus delivery requirements of the Securities Act of 1933, as amended. We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of their shares.
     Each selling security holder and any other person participating in a distribution of the shares of Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of Common Stock by the selling security holder and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.
LEGAL MATTERS
     The validity of the Common Stock will be passed upon by Marquis & Aurbach, Attorneys at Law.
EXPERTS
          The consolidated financial statements incorporated in this Prospectus and in the Registration Statement by reference to the Annual Report on Form 10-K for the year ended March 31, 2006 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.